WesBanco

By all accounts, better.

KBW Mid-Atlantic
One-on-One Bank Conference
Owings Mills, MD
November 3, 2014

Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's Form 10-K for the year ended December 31, 2013 and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014, which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update forward-looking statements.

WesBanco* at a Glance

- Headquarters in Wheeling, West Virginia
- Assets: $6.3 billion
- Founded in 1870
- 33 banks/24 companies acquired in 25 years
- Banking operations in West Virginia, Ohio and Western Pennsylvania
  - 119 banking offices + Pittsburgh Business Loan Production Center
  - 105 ATM's
- Wealth management, securities brokerage, insurance and proprietary family of mutual funds

*Traded as WSBC on NASDAQ Global Stock Market.

WesBanco
By all accounts, better.

Experienced & Stable Management Team

Executive	Position	Years in Banking	Years with WSBC
James Gardill	Chairman of the Board	42*	42
Todd Clossin	President & CEO	30	1
Robert Young	EVP & CFO	28	13
Peter Jaworski	EVP & Chief Credit Officer	30	19
Jonathan Dargusch	EVP – Trust & Investments	33	4
Bernard Twigg	EVP – Chief Lending Officer	30	11

* As legal counsel to WesBanco.

WesBanco
By all accounts, better.

Recent Accomplishments

- Increased dividends to shareholders 7 times in last 15 quarters representing a 57% increase.
- Continued growth in deposits and loans
  - Strong loan origination focus.
  - Deposits have been positively influenced by Marcellus and Utica shale payments.
- Maintained strong capital position, considered "Well-capitalized" under regulatory guidelines and anticipated to be in compliance with BASEL III.
- Earned five consecutive Outstanding CRA ratings.

WesBanco
By all accounts, better.

Electronic Banking Capabilities

- Full suite of E-Services
  - Internet banking – Retail and Commercial
    - Mobile Application – Alerts/text
    - Mobile Deposits
    - TM Services
    - Bill Pay
- Payment via Debit Cards
  - Retail
  - Business
  - Private Banking
  - Instant Issue
  - Working towards E.M.V.
  - Partnering with Apple Pay
- Business Remote Capture

WesBanco
By all accounts, better.

Information Technology Capabilities

- Scalable technology infrastructure permitting organic and acquisition related growth without significant additional investment.

- Use technology to reduce travel cost and enhance communication alignment through video conferencing capabilities across expanding footprint.

- Reduced communication cost by 42% from previous year through implementation of company-wide modernization of the communication infrastructure, upgrade of corporate phone systems and complete installation of thin-client technology with elimination of all desktop/laptop computers.

- Participate/contribute to global information security forums/councils. Collaboration with peers to protect common interest of secure financial industry along with protection of customers' information.

WesBanco
By all accounts, better.

QTD Performance Comparison

($ in thousands, except diluted earnings per share)	For the Quarter Ended September 2014	For the Quarter Ended September 2013	% Change
Net Income	$18,166	$15,535	16.9%
Diluted Earnings Per Share	$ 0.62	$ 0.53	17.0%
Provision for Credit Losses	$ 1,478	$2,819	(47.6%)
Return on Average Assets	1.14%	1.01%	12.9%
Return on Average Tangible Equity*	15.59%	15.20%	2.6%
Net Interest Margin (FTE)	3.58%	3.52%	1.7%
Efficiency Ratio, excludes restructuring and merger related expenses*	58.51%	61.45%	(4.8%)

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco
By all accounts, better.

YTD Performance Comparison

($ in thousands, except diluted earnings per share)	YTD September 30, 2014	YTD September 30, 2013	% Change
Net Income	$53,462	$48,572	10.1%
Diluted Earnings Per Share	$ 1.82	$ 1.66	9.6%
Provision for Credit Losses	$4,526	$5,942	(23.8%)
Return on Average Assets	1.15%	1.07%	7.5%
Return on Average Tangible Equity*	15.97%	16.20%	(1.4%)
Net Interest Margin (FTE)	3.62%	3.58%	1.1%
Efficiency Ratio, excludes restructuring and merger related expenses*	59.33%	60.76%	(2.4%)

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco
By all accounts, better.

Organic Growth Opportunities

An Expanding Franchise in Contiguous Markets: 120 banking offices (includes new branch opening in Southpointe, Washington County on 11/3/2014)


Ohio
Pennsylvania
West Virginia
Columbus
Cincinnati
Jackson
Parkersburg
Wheeling
Pittsburgh
Morgantown
Charleston

WesBanco
By all accounts, better.

Wealth Management Services

- $3.8B of assets under management/custody.
- Over 5,000 trust relationships.
- Combined Trust, Securities Brokerage and Private Banking under one management team.
- 10 locations in WV, OH & PA.
- Improving performance as asset values have grown.
- Product capabilities:
  - Trust
  - Investment management
  - WesMark Funds
  - Estate planning
  - Financial planning
  - Securities sales
  - Retirement planning



Assets Under Management ($B)
Management Fees ($MM)
Net Securities Brokerage Revenue ($MM)
$15.8
$17.2
$18.0
$19.6
$21.3
$2.8
$2.9
$3.2
$3.7
$3.8
$4.6
$4.4
$4.6
$6.2
$7.4
2010
2011
2012
2013
2014*

*Annualized

WesBanco
By all accounts, better.

Growth in Pittsburgh Market

- With Fidelity we have 15 offices and a loan production office in Western PA – over $526 million in loans and $460 million in deposits.
- Build upon community bank reputation of Fidelity.
- Operate as a separate market with a market president and retail, wealth management and lending teams.
- Security brokerage team fees for 1Q'14 have increased over 100% from 1Q'13.
- Add revenue generating staff – reduced back office.
  - Commercial/Mortgage Loan officers – Senior commercial lender.
  - Treasury management.
  - Trust / securities / private banking / insurance.
- Opening Southpointe branch Nov. 3, 2014.

WesBanco
By all accounts, better.

Loan Growth in Western PA Market


(in millions)
$400
$300
$200
$100
$0
2008
2009
2010
2011
2012*
2013
YTD 2014
Commercial Loans
Retail Loans

*Acquisition of Fidelity Bancorp occurred on 11/30/12.

WesBanco
By all accounts, better.

Growth in Columbus Market

- Since 2011, CAGR on total market-based loans > 7%.
- Increased the number of professionals in the market to 55.
- Market share growth since the end of 2008 jumped from 14th place to 9th place overall.
- Two new offices constructed in 2013, one in downtown that is primarily trust-oriented and one in growing adjacent community of Clintonville.

WesBanco
By all accounts, better.

Loan Growth in Columbus OH Market


(in millions)
$700
$600
$500
$400
$300
$200
$100
$0
2008
2009
2010
2011
2012
2013
YTD 2014
Commercial Loans
Retail Loans

WesBanco
By all accounts, better.

Net Cumulative Change in Loan, Deposit, and Capital Balances ($ millions)


$
1150
950
750
550
350
150
(50)
2Q'11
3Q'11
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
4Q'13
1Q'14
2Q'14
3Q'14
Loan Growth
Deposit Growth
Capital Growth

11/30/12 acquisition of Fidelity Bancorp.

WesBanco
By all accounts, better.

Diversified Operating Non-interest Income*



Gain Mort. Loan Sales
Other Inc.
Insurance
Securities brokerage
Trust
Service charges & Fees
($MM)
$60.4
$60.2
$62.6
$68.7
$70.1
2010
2011
2012
2013
2014 Annualized

- Non-interest income contributed 26% of net revenue YTD 2014.
- Non-bank offerings (trust, insurance, securities) contributed $23.6 million to YTD 2014 revenue.
- Securities brokerage revenue has increased 19.1% YTD 2014.
- Trust fees have increased 9.6% YTD 2014.
- 1Q'13 included a $1.1 million gain and 2Q'14 a $1.0 million gain in BOLI income due to death payouts.

* Operating non-interest income excludes G/L on securities and G/L on sale of OREO property, see non-GAAP measures for additional information.

WesBanco By all accounts, better.

Merger & Acquisition Capabilities
and
ESBF Acquisition

M & A Advantages

- History of successful acquisitions which have provided improved earnings.
- WesBanco is focused on targeted M & A opportunities in higher-growth metro areas.
- Positive regulatory relationships represent a key success factor.
- Adequate capital and liquidity to close deals.
- Experienced senior management, IT platform and back office know-how helps to complete deals quickly while obtaining efficiencies.

WesBanco
By all accounts, better.

M & A Advantages (con't.)

- Currency valuation provides upside for seller's shareholders.
- Community bank look and feel.
- Long-term focus on shareholder returns.
- Our common stock has exceeded the S&P 500 performance over the last 37 years.

Transaction Highlights

Compelling Strategic Rationale

- Significantly expands presence in large attractive Pittsburgh market - top 10 player in Pittsburgh MSA[(1)] - Roughly 30% of pro forma WesBanco franchise in Pittsburgh/Western PA
- Builds on prior acquisition of Fidelity in Pittsburgh through greater penetration in market - Highly experienced Pittsburgh market management team
- Leverages WesBanco platform product suite through ESB's distribution
- Last standing sizable franchise left in market with desirable branch locations - Voted again as top 10 performing thrift for 2013 by SNL
- Similar disciplined risk cultures and customer focus
- Proven track record of acquisitions

Strong Financial Results

- Expected to be 3% accretive to 2015 EPS excluding one-time charges
- Run rate EPS accretion of 9-10% in 2016 and beyond
- Internal rate of return in the high teens
- Tangible book value dilution of 7.4% with restructuring charges
- Earn-back of dilution of 2.4 years using incremental retained earnings method and 5.4 years using crossover method reflecting all merger-related expenses, purchase accounting adjustments and cost savings
- Remain well in excess of "Well Capitalized" guidelines on pro forma basis

(1) Pittsburgh MSA deposit market share rankings exclude Bank of New York Mellon.
Incremental retained earnings method defined as the number of years required to earn back the tangible book value per share dilution at close using estimated incremental retained earnings (defined as ESB earnings, synergies, purchase accounting adjustments and dividends paid to new shares). Crossover method defined as the number of years for projected pro forma tangible book value per share to exceed projected stand-alone tangible book value per share.

Summary of Key Terms

Transaction Value:	➢ Implied consideration of $17.65 per ESBF common share or $324.4 million in aggregate(1)
Form of Consideration:	➢ 90% stock / 10% cash, or 0.502 WSBC shares using a fixed exchange ratio plus $1.76 in cash for each share of ESBF common stock(1)
Walkaway Provision:	➢ "Double-trigger" provision: ➢ 15% or greater decline in WSBC stock and ➢ 15% or greater decline in WSBC's stock price relative to the NASDAQ Bank Stock Index
Expected Closing:	➢ First or second quarter 2015
Required Approvals:	➢ Customary regulatory and shareholder approval of both companies
Due Diligence:	➢ Completed
Financing:	➢ Existing cash on hand
Board of Directors:	➢ 2 ESBF Board Seats granted to Charlotte Zuschlag and another director of ESB or ESB Bank to be mutually agreed upon prior to the effective merger date
Pro Forma Ownership:	➢ 77% WSBC / 23% ESBF

(1) Based on 18,378,111 of ESBF shares outstanding on a fully diluted basis and fifteen day average closing price of WSBC common stock of $31.66 as of 10/27/2014.

WesBanco
By all accounts, better.

Franchise Comparison

($ in Millions)

		WesBanco, Inc.	ESB Financial Corporation
Balance Sheet	Assets	$6,278	$1,945
	Deposits	$5,102	$1,337
	Loans / Deposits	79.1%	53.4%
	Tangible Common Equity	$472	$165
Operational	Net Income	$53.5	$13.6
	Net Interest Margin	3.62%	2.80%
	Efficiency Ratio	59.3%	56.7%
	Cost of Total Deposits	0.34%	0.53%
	ROAA	1.15%	0.93%
	ROAE	9.2%	9.1%
	ROATCE	16.0%	11.8%
Franchise	Headquarters	Wheeling, WV	Ellwood City, PA
	Branches	120[(1)]	23
	Top 5 Counties	Ohio & Wood (WV), Franklin & Belmont (OH), Allegheny (PA)	Beaver, Allegheny, Lawrence, Butler (All in PA)

(1) Reflects new branch opening in Southpointe, Washington County on 11/3/2014. Financial data as of 9/30/2014 or for the nine months ended 9/30/2014.
Source: SNL Financial.

WesBanco
By all accounts, better.

Acquisition of ESB Would Make WSBC Top 10 Player in Pittsburgh MSA

WesBanco Deposit Market Share Over Time in the Pittsburgh MSA

Rank	Institution	Branches	Deposits ($MM)	Market Share	
1	PNC Financial Services Group	152	49,740	50.6%	
2	Royal Bank of Scotland Group	129	7,505	7.6%	
3	F.N.B. Corp.	86	4,030	4.1%	
4	Dollar Bank FSB	37	3,656	3.7%	
5	First Niagara Financial Group	59	2,752	2.8%	
6	Huntington Bancshares Inc.	38	2,487	2.5%	
7	First Commonwealth Financial	61	2,400	2.4%	
8	TriState Capital Holdings Inc.	2	2,274	2.3%	
9	S&T Bancorp Inc.	26	1,735	1.8%	
10	**WesBanco (post acquisition of Fidelity and ESB)**	**35**[1]	**1,478**	**1.5%**	**PF 2014**
...					
13	**WesBanco (post acquisition of Fidelity)**	**15**	**556**	**0.6%**	**PF 2012**
...					
39	**WesBanco (without Fidelity or ESB)**	**2**	**81**	**0.1%**	**2012**

- Pittsburgh expansion key to WesBanco continued transformation
- Pittsburgh is the 2nd largest MSA in Pennsylvania and serves as an engine of loan growth for WesBanco
  - Current loans to deposits in Pittsburgh / Western PA of 103%(2)
- With ESB, WesBanco can leverage greater footprint to substantially grow franchise in Pittsburgh
- Revenue opportunity from fee income businesses including trust and wealth management overlay not factored in current analysis

Deposit market share excludes Bank of New York Mellon.

1. Does not include the anticipated closing of two branches or the proposed branch in Southpointe.
2. Financial data as of 6/30/2014.

Source: SNL Financial.

WesBanco By all accounts, better.

Expanding Franchise in Contiguous Markets



- WesBanco Inc.
  120* Branches
- ESB Financial Corp.
  23 Branches

WesBanco
By all accounts, better.

* Reflects new branch opening in Southpointe, Washington County on 11/3/2014

In Addition, ESB Further Reinforces WesBanco Footprint in Marcellus/Utica Shale Play

Marcellus/Utica Shale Regional Coverage

- 94% of pro forma bank franchise is located within the Marcellus/Utica Shale region



MI
NY
Erie
PA
NJ
IN
Harrisburg
Philadelphia
Pittsburgh
OH
Total gas, millions of cubic feet per square mile
Marcellus Shale geologic formation
0 – 58
58 – 149
150 – 349
349 – 710
710 – 1,244
1,245 – 2,460
WV
KY
VA
TN
NC
WesBanco (120)
ESB (23)

WesBanco
By all accounts, better.

Post Acquisition, Pittsburgh / Western PA Would Comprise Almost 30% of WesBanco's Franchise



Columbus
% of WSBC PF Loans: 17%
% of WSBC PF Deposits: 8%
Pittsburgh / Western PA
% of WSBC PF Loans: 27%
% of WSBC PF Deposits: 29%
West Virginia
% of WSBC PF Loans: 19%
% of WSBC PF Deposits: 42%
Southwest Ohio
% of WSBC PF Loans: 11%
% of WSBC PF Deposits: 6%
ESBF (23)
WSBC (120)
Elyria
Clarion
Bucyrus
Marion
Celina
New Philadelphia
Sidney
Coshocton
Muncie
Bethel Park
Trotwood
Lancaster
Chillicothe
Fairmont
Maysville
Ripley
Elkins
Madison
Glade View
Charleston
Morehead

Note: Loan and deposit data as of 6/30/14. Pro forma does not include purchase accounting adjustments.
Source: SNL Financial, company financials.

WesBanco
By all accounts, better.

Pittsburgh Continues to be a Vibrant Market

Pittsburgh Commercial Market – Continued Opportunity



Number of Firms
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
<20 Employees
Small Businesses
20-500 Employees
Businesses
500+ Employees
Middle Market and Corporate
Pittsburgh MSA
Pennsylvania MSA Average
National MSA Average

Pittsburgh MSA Economic Indicators

Projected Median Household Income 5-Year CAGR (2014-2019)



Pittsburgh
Baltimore
Boston
Philadelphia
Kansas City
US Average
St. Louis
Cincinnati
Denver
Benchmark Avg
Minneapolis
Richmond
Charlotte
Milwaukee
Cleveland
Indianapolis
Detroit
0.0% 0.5% 1.0% 1.5% 2.0% 2.5%

Home Price Index Change Since First Quarter 2009



Denver
Detroit
Pittsburgh
Indianapolis
Minneapolis
Boston
Benchmark Avg
US Average
Cleveland
Kansas City
Cincinnati
Charlotte
St. Louis
Philadelphia
Baltimore
Richmond
Milwaukee
(5.0%) 5.0% 15.0% 25.0% 35.0%

Retail CRE Vacancy Rate Second Quarter 2014



Baltimore
Boston
Pittsburgh
Philadelphia
Richmond
US Average
Denver
Charlotte
Minneapolis
Benchmark Avg
Kansas City
Detroit
St. Louis
Cincinnati
Milwaukee
Cleveland
Indianapolis
(5.0%) 0.0% 5.0% 10.0% 15.0% 20.0%

Source: SNL, ESRI, Bureau of Labor Statistics, RealtyTrac and FHFA.

WesBanco By all accounts, better.

Pro Forma Financial Impact

- **Attractive financial returns:**
  - 2015 EPS accretion of 3% excluding one-time charges and 9-10% accretion in 2016 and beyond
  - 7.4% dilution of tangible book value per share[(1)] with earn-back of 2.4 years using incremental retained earnings method and 5.4 years using crossover method inclusive of one-time charges
  - Internal rate of return in the high teens
  - Price to tangible book value per share of 191% and price to last twelve months earnings' ended September 30, 2014 of 18.1x

- **Key Assumptions:**
  - Approximately 50% cost savings (56% phased in during 2015 and 100% thereafter) inclusive of 2 branch closures
  - Conservative gross loan credit mark of $16.2 million; higher than 3rd party credit review by big 4 accounting firm
  - Interest rate loan mark up of $6.2 million and deposit mark up of $5.6 million
  - Write-down of fixed assets, OREO and other assets of $2.2 million
  - Core deposit intangibles of 1.3% amortized over 10 years using sum-of-years' digits
  - One-time pre-tax restructuring charge of $26 million
  - Goodwill at closing anticipated to be $160-165 million
  - Assumes 9.0 million shares of WSBC and $40 million of cash (excluding restructuring charges) issued to ESB shareholders

(1) Includes restructuring charges.

WesBanco By all accounts, better.

Financial Information

Net Interest Margin


NIM
Yield on Earning Assets
Cost of Funds
3.51%
4.37%
1.03%
3.50%
4.27%
0.93%
3.64%
4.31%
0.81%
3.56%
4.20%
0.77%
3.52%
4.13%
0.73%
3.58%
4.09%
0.63%
3.63%
4.08%
0.56%
3.64%
4.06%
0.52%
3.58%
3.98%
0.51%
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
4Q'13
1Q'14
2Q'14
3Q'14

WesBanco
By all accounts, better.

Summary – Capital Ratios



Total Risk Based Capital
Tangible Equity to Tangible Assets *
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
14.23%
7.19%
14.19%
7.35%
14.40%
7.49%
14.56%
7.74%
14.62%
7.91%
3Q'13
4Q'13
1Q'14
2Q'14
3Q'14

*See non-GAAP financial measures for additional information relating to the calculation of this ratio.

WesBanco
By all accounts, better.

Securities Portfolio – Quality & Liquidity

Securities = $1.55 B
~24.8% of total assets


US Govt. Agencies 5.2%
Municipals, 39.1%
Agency Mortgage-Backed & CMOs, 52.2%
Equities & Others, 3.5%

- **Average tax-equivalent portfolio yield of 3.26%.**
- **WAL approx. 4.7 years; modified duration 4.0%.**
- **Over 51% unpledged.**
- **Net unrealized AFS securities losses of $2.1 million at 9/30/14; total net unrealized portfolio gain with HTM of $20.4 million.**

WesBanco
By all accounts, better.

Diversified Loan Portfolio
9/30/14

Total Loans = $4.0 B


Comm. &
Ind., 14.9%
LHFS, 0.2%
Consumer,
5.7%
HELOC,
7.8%
Res. Real
Estate, 22.5%
Comm.
Real
Estate,
48.9%

Comm. Real Estate =
$1.97 B


Const & Dev.
11.9%
Investor-
owned
63.9%
Owner-
occupied
24.2%

WesBanco
By all accounts, better.

Reduction in Classified Loans


10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2Q'11
3Q'11
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
4Q'13
1Q'14
2Q'14
3Q'14
NPA's as a % of total Loans
Criticized & Classified Loans as a % of total Loans

WesBanco
By all accounts, better.

Allowance Coverage



2.00%
1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
($000)
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
4Q'13
1Q'14
2Q'14
3Q'14
Provision for credit losses
ALL as a % of total loans
Non performing loans as a % of total loans

WesBanco
By all accounts, better.

Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year	
	September 30, 2014	December 31, 2013
Up 1% Rate Shock	+1.6%	+1.6%
Up 2% Rate Shock	+1.6%	+1.7%
Up 3% Rate Shock	+0.2%	+0.2%
Up 2% Rate Ramp	+1.2%	+1.1%
Down 1% Rate Shock	-1.5%	-2.0%
EVE Up 2% Rate Shock *	3.2%	-2.8%
EVE Down 1% Rate Shock *	-9.0%	-5.3%

* EVE – economic value of equity, which is defined as the market value of equity in various increasing and decreasing rate scenarios.

WesBanco
By all accounts, better.

Stock Price and Dividend Information

Dividends Per Share

September 2014 Dividend payout ratio = 36.19% as of 9/30/14


$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
57% increase over past 14 quarters
1Q'11
2Q'11
3Q'11
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
4Q'13
1Q'14
2Q'14
3Q'14

WesBanco
By all accounts, better.

Investment Rationale

- Strong regulatory capital.
- Proven acquisition-oriented growth strategy.
- Liquidity to fund additional lending capacity.
- Asset quality compares favorably with regional and national peers.
- Diversity of earnings stream.
- Potential upside market appreciation due to lower than peer P/E ratio.

Appendix

Pro Forma Loan Composition

WesBanco, Inc.


Construction
7%
Consumer
5%
Other
5%
C&I
10%
Single
Family
34%
Commercial
Real Estate
32%
Multifamily
7%

$3,960 Million
Yield on Loans: 4.38%

ESB Financial Corp.


Construction
5%
Other
7%
C&I
2%
Consumer
8%
Commercial
Real Estate
12%
Multifamily
6%
Single
Family
60%

$716 Million
Yield on Loans: 4.57%

Combined


Construction
6%
Consumer
6%
Other
5%
C&I
9%
Single
Family
38%
Commercial
Real Estate
29%
Multifamily
7%

$4,675 Million
Yield on Loans: 4.41%

Source: SNL Financial. Represents regulatory loan composition as of 6/30/2014. Does not include any purchase accounting adjustments.

WesBanco
By all accounts, better.

Pro Forma Deposit Composition

WesBanco, Inc.


Noninterest -bearing 20%
NOW & Other 17%
Savings & MMDAs 35%
Retail 13%
Jumbo 15%

$5,117 Million
Cost of Deposits: 0.34%
Core Deposits[1]: 84%

ESB Financial Corp.


Noninterest -bearing 2%
NOW & Other 3%
Savings & MMDAs 45%
Retail 28%
Jumbo 22%

$1,305 Million
Cost of Deposits: 0.52%
Core Deposits[1]: 78%

Combined


Noninterest -bearing 16%
NOW & Other 14%
Savings & MMDAs 37%
Retail 16%
Jumbo 17%

$6,423 Million
Cost of Deposits: 0.38%
Core Deposits[1]: 83%

Source: SNL Financial. Represents regulatory deposit composition as of 6/30/2014.
Jumbo deposits represent time deposits greater than $100,000. Does not include any purchase accounting adjustments.
1. Core deposits equal total deposits minus jumbo deposits and brokered deposits.

WesBanco
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Appendix: Loan Totals by Market ($ millions)

September 30, 2014	Commercial	Retail	Total Loans	% of Total
Upper Ohio Valley	$ 555	$ 423	$ 978	25%
North Central WV	302	221	523	13%
Parkersburg	173	85	258	6%
Kanawha Valley	68	62	130	3%
Western PA	357	172	529	13%
Total East Markets	**$ 1,455**	**$ 963**	**$ 2,418**	**60%**
Central Ohio	666	170	836	21%
Southwest Ohio	330	197	527	13%
Southeast Ohio	133	125	258	6%
Total West Markets	**$ 1,129**	**$ 492**	**$ 1,621**	**40%**
Total Bank	**$ 2,584**	**$ 1,455**	**$ 4,039**	**100%**

Appendix: Credit Quality By Market ($ thousands)

September 30, 2014	90 Day PD & Accruing	Non-Accrual	TDR	Other RE Owned	Total by Region	% of Total
Upper Ohio Valley	$ 717	$ 7,070	$ 2,344	$ 217	$10,348	18%
North Central WV	908	3,297	2,604	15	6,824	12%
Parkersburg	92	4,317	1,063	195	5,667	10%
Kanawha Valley	104	2,102	245	----	2,451	4%
Western PA	153	6,496	1,680	3,065	11,394	20%
Total East Markets	**$ 1,974**	**$23,282**	**$ 7,936**	**$ 3,492**	**$36,684**	**64%**
Central Ohio	223	3,942	859	759	5,783	10%
Southwest Ohio	575	7,104	2,416	134	10,229	18%
Southeast Ohio	382	2,753	1,076	120	4,331	8%
Total West Markets	**$ 1,180**	**$ 13,799**	**$ 4,351**	**$ 1,013**	**$20,343**	**36%**
Total Bank	**$ 3,154**	**$ 37,081**	**$ 12,287**	**$ 4,505**	**$57,027**	**100%**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Efficiency Ratio

($ in thousands)

	3 months ended 9/30/14	3 months ended 9/30/13
Non-interest expense	$ 39,263	$ 40,009
Less: restructuring and merger related expense	--	36
Non-interest expense excluding restructuring and merger related expense	$ 39,263	$ 39,973
Net interest income (on a fully taxable equivalent basis)	$ 50,449	$ 47,938
Non-interest income	16,654	17,116
Total income	$ 67,103	$65,054
Non-interest expense / total income (efficiency ratio)	58.51%	61.45%

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Non-GAAP Financial Measures

Efficiency Ratio

($ in thousands)	YTD 9/30/14	YTD 9/30/13
Non-interest expense	$119,661	$ 120,256
Less: restructuring and merger related expense	--	(1,265)
Non-interest expense excluding restructuring and merger related expense	$ 119,661	$118,991
Net interest income (on a fully taxable equivalent basis)	$ 149,754	$143,498
Non-interest income	51,944	52,336
Total income	$ 201,697	$195,834
Non-interest expense / total income (efficiency ratio)	59.33%	60.76%

WesBanco
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Non-GAAP Financial Measures

Tangible equity to tangible assets

($ in thousands)

	3Q'13	4Q'13	1Q'14	2Q'14	3Q'14
Total shareholder's equity	$ 736,688	$ 746,595	$ 761,117	$ 778,625	$ 788,784
Less: goodwill & other intangible assets, net of def. tax liabilities	(318,516)	(318,161)	(317,840)	(317,527)	(317,217)
Tangible equity	$ 418,172	$ 428,434	$ 443,277	$ 461,098	$ 471,567
Total assets	$6,138,360	$6,144,773	$6,237,577	$6,277,020	$6,278,494
Less: goodwill & other intangible assets, net of def. tax liabilities	(318,516)	(318,161)	(317,840)	(317,527)	(317,217)
Tangible assets	$5,819,844	$5,826,612	$5,919,737	$5,959,493	$5,961,277
Tangible equity to tangible assets	**7.19%**	**7.35%**	**7.49%**	**7.74%**	**7.91%**

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Non-GAAP Financial Measures

Net Operating non-interest income

($ in thousands)

	2010	**2011**	**2012**	**2013**	**2014***
Non-interest income	$ 59,599	$ 59,888	$ 64,775	$ 69,285	$ 69,449
Less: Net securities gains	3,362	963	2,463	684	1,010
Less: net gains/losses on other real estate owned and other assets	(4,128)	(1,290)	(305)	(81)	(1,628)
Net operating non-interest income	$ 60,365	$ 60,215	$ 62,617	$ 68,682	$ 70,067

* Annualized

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Non-GAAP Financial Measures

Return on Average Tangible Equity

($ in thousands)

	9/30/13 QTD	9/30/14 QTD
Net income*	$ 61,634	$ 72,072
Plus: amortization of intangibles* (tax effected at 35%)	1,434	1,230
Net income before amortization of intangibles*	$ 63,068	$ 73,302
Average total shareholders' equity	$ 733,462	$ 787,672
Less: average goodwill & other intangibles, net of def. tax liabilities	(318,661)	(317,368)
Average tangible equity	$ 414,801	$ 470,304
Return on average tangible equity	15.20%	15.59%

***Annualized**

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Non-GAAP Financial Measures

Return on Average Tangible Equity

($ in thousands)

	9/30/14 YTD	9/30/13 YTD
Net income*	$ 71,478	$ 64,941
Plus: amortization of intangibles* (tax effected at 35%)	1,264	1,514
Net income before amortization of intangibles*	$ 72,742	$ 66,455
Average total shareholders’ equity	$ 773,294	$ 729,244
Less: average goodwill & other intangibles, net of def. tax liabilities	(317,678)	(319,108)
Average tangible equity	$ 455,616	$ 410,136
Return on average tangible equity	15.97%	16.20%

***Annualized**

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Non-GAAP Financial Measures
Efficiency Ratio

($ in thousands)

	WSBC 9/30/14 YTD	ESBF 9/30/14 YTD
Non-interest Expense	$120,810	$22,609
Less: Amortization of Intangibles and Goodwill	1,454	85
Non-interest Expense Excluding Amortization of Intangibles and Goodwill	$119,356	$22,524
Net interest income (on a fully taxable equivalent basis)	$149,754	$35,197
Non-interest income	51,406	4,562
Total income	$201,160	$39,759
Non-interest expense / total income (efficiency ratio)	**59.3%**	**56.7%**

Source: SNL Financial.

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Non-GAAP Financial Measures
Tangible Common Equity to Tangible Assets

($ in thousands)

	WSBC 3Q'14	ESBF 3Q'14
Total common shareholder's equity	$788,784	$206,400
Less: goodwill & other intangible assets, net of def. tax liabilities	(317,217)	(41,632)
Tangible common equity	$471,567	$164,678
Total assets	$6,278,494	$1,945,398
Less: goodwill & other intangible assets, net of def. tax liabilities	(317,217)	(41,632)
Tangible assets	$5,961,277	$1,903,766
Tangible common equity to tangible assets	**7.91%**	**8.65%**

Source: SNL Financial.

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Non-GAAP Financial Measures
Return on Average Tangible Common Equity

($ in thousands)

	WSBC 9/30/14 YTD	ESBF 9/30/14 YTD
Net income*	$71,478	$18,167
Plus: amortization of intangibles* (tax effected at 35%)	1,264	74
Net income before amortization of intangibles*	$72,742	$18,240
Average total common shareholders' equity	$773,294	$196,701
Less: average goodwill & other intangibles, net of def. tax liabilities	(317,217)	(41,671)
Average tangible common equity	$455,616	$155,030
Return on average tangible common equity	**16.0%**	**11.8%**

Source: SNL Financial.

WesBanco
By all accounts, better.

WesBanco

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